Exhibit (d)(10)
CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
REVLON, INC.

Pursuant to Sections 228 and 242 of the General Corporation Law of the State of Delaware

REVLON, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:
FIRST: That Article FOURTH of the Company’s Restated Certificate of Incorporation is hereby amended by deleting the preamble therefrom and substituting the following in lieu thereof:
“Authorized Capital Stock. The Corporation is authorized to issue 1,150,000,000 shares of capital stock, of which 900,000,000 shares shall be shares of Class A Common Stock, $.01 par value (“Class A Common Stock”), 200,000,000 shares shall be shares of Class B Common Stock, $.01 par value (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and 50,000,000 shares shall be shares of Preferred Stock, $.01 par value (“Preferred Stock”).”
SECOND: That Article FOURTH of the Company’s Restated Certificate of Incorporation is hereby amended by deleting Section (a)(4) therefrom and substituting the following in lieu thereof:
“(4) Mergers, etc. In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization, in each case with a third party that is not (and was not at the commencement of such transaction or any related transaction) an affiliate of the Company, in which any consideration is to be received by the holders of shares of Class A Common Stock or the holders of shares of Class B Common Stock, the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall receive the same consideration on a per share basis; provided that, if such consideration shall consist in any part of voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of shares of Class B Common Stock may receive, on a per share basis, voting securities with ten (10) times the number of votes per share as those voting securities to be received by the holders of shares of Class A Common Stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with ten (10) times the number of votes per share as those voting securities issuable upon exercise of the options or warrants to be received by the holders of the shares of Class A Common Stock, or into which the convertible or exchangeable securities to be received by the holders of the shares of Class A Common Stock may be converted or exchanged); and provided, further, for the avoidance of doubt, that this clause (4) is not applicable to a transaction pursuant to which MacAndrews & Forbes Holdings Inc. or its affiliates do not sell or otherwise dispose of their interests but acquire or cause to be acquired the interests of the remaining common stockholders of the Company (other than transfers amount MacAndrews & Forbes Holdings Inc. or any of its affiliates).”
THIRD: That the foregoing amendment was duly adopted by written consent of the stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly executed in its corporate name this 8th day of October, 2009.
REVLON, INC.

By:	/s/ Robert K. Kretzman

	Name:	Robert K. Kretzman
	Title:	Executive Vice President, Human Resources, Chief Legal Officer and General Counsel